

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Daniel J. Mathewes
Senior Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard, Suite 180
Orlando, FL 32835

   Re: Hilton Grand Vacations Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed March 1, 2023
     File No. 001-37794

Dear Daniel J. Mathewes:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction